2 North Riverside Plaza, Suite 720 Chicago, Illinois 60606 Tel: (312) 466-3226 Fax: (312) 559-1288 www.cdcapital.com

July 11, 2006

Mr. David Gubbay
Mr. Olof S. Nelson
Mr. James H. Dickerson, Jr.
Mr. James A. Weissenborn
Mr. Charles F. Willes

Attention: James A. Weissenborn
Interim Chief Executive Officer
Sunterra Corporation
3865 W. Cheyenne Ave.
North Las Vegas, Nevada 89032

Gentlemen:

I am writing in response to, and to comment on, the series of events that have taken place since my last correspondence on May 19th. As you know, in my May 19th letter I demanded that the Board, among other things, immediately sell the European operations as it was my judgment that enough value had been destroyed. Nick Benson’s pathetic response regarding the value created under his watch as CEO was so absurd that it did not dignify a response. In addition, the consequences of Nick’s management (or mismanagement, as the case may be) of our (the shareholders’) company has left the Board with a huge mess to clean up. Consequently, our shareholder group had determined to allow the Board some breathing room to get their hands around the problems before commenting further. As the Wilmer Hale findings are expected to be presented to the Board within a week, by July 15th, we now feel that it is appropriate to inform you of our updated demands.

To state the obvious, there is much work to be done. However, I believe that shareholders see the tangible difference between Nick’s evasive style and Jim’s direct style as evidenced by Jim’s June 28th conference call. For the first time in my three years as an owner of the Company, questions posed to management were actually answered frankly. To that end, we look forward to the Company publishing the Wilmer Hale Independent Investigation Report so we can all understand the accounting issues stemming from the European segment.

Clearly, since our last correspondence, circumstances have changed at Sunterra. As a result, we have modified our demands. We no longer believe that the Board should pursue a ‘‘fix it up and sell it’’ approach. We are not a supporter of such a strategy as it is our judgment that the Board does not have the tool set or resources to do what would be required; nor does it appear to have a shareholder base who would have the patience for such folly. In light of recent disclosures, we have now concluded that Sunterra should immediately be put up for sale. Therefore, we are now calling on the Board to immediately hire a nationally known investment banking firm to sell the entire company outright or to immediately sell the European operations and to simultaneously begin an auction process for the sale of the North American operations. The explicit mandate given to the investment banking firm must be disposition, not strategic alternatives. Accordingly, we no longer think it is important to add ‘‘industry talent’’ to the Board and thus are withdrawing our nominee, Sean Greene, from further consideration. It also follows that a stock repurchase program no longer makes sense, but rather that any after tax proceeds of a European sale should be immediately returned to the owners of the company in the form of a tax-efficient special dividend.

Of course, continued expense reductions are still of critical import and we expect that the interim management team will eliminate all but completely necessary costs. Therefore, we are calling for an immediate termination to Nick Benson’s employment and the recoup of his ‘‘paid leave’’. If Wilmer Hale deems Nick Benson to be responsible for the tax issue mess, the ensuing delisting from NASDAQ, and the monumental destruction of value; we further demand, at a minimum, that the Board cancel his exorbitant gifted stock option and recoup all of his 2006 compensation. Furthermore, while we understand the urgency of bringing in experts who know the Company and the timeshare business to hit the ground running to stabilize the Company, it is not lost on us, nor we believe on other shareholders, how expensive Mackinac Partner’s services are and the potential conflict that they present. Mackinac’s high cost in conjunction with the deteriorating value of our assets in the hands of prior management move us to conclude that the only course of action is immediate sale.

While Mr. Chapman, in his recent letter to the Board (filed as an exhibit to his Schedule 13D on June 28), seems to have a much better vocabulary than me, I believe that his assertion that Sunterra is ‘‘worth at least $14’’ sets too low of a bar for the Company's value. Based on information available to us today, our projected discounted cash flow analysis of North America and an estimated $80 million sale price for Europe, we believe that the total fair value of Sunterra is more in the range of the upper teens. This value range only partially takes into consideration that we are in the midst of what is one of the strongest M&A markets in recent years and perhaps ever. We would be glad to share our valuation analysis with the Board if desired.

There will be ample time after the Wilmer Hale report and the sale of the business for assessing blame and who will be held accountable. But for right now, the Board must act with speed and clear direction toward maximizing shareholder value, and discharging its fiduciary responsibilities, via the sale of the entire business or in two separate transactions.

Sincerely,

CD Capital Management, LLC

By: ZP II LP, its Managing Member By: C3 Management Inc., its General Partner By: John D. Ziegelman, President